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                                                                    Exhibit 99al



                           Zentih Mexico Portfolio
                    Disposition Investigation and Proposal




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                      Zenith Mexican Portfolio Evaluation
                               Executive Summary



General

The following summarizes estimates of property values for the Zenith Electronic Corporation's Mexican portfolio. We have highlighted the basic rational for the respective industrial property where asking prices would be substantially higher. We discussed and confirmed values, rental rates, capitalization rates and resulting values with a local real estate firm familiar with the Mexican markets and these particular assets. The following sections in this report provide location maps, photos and comments from our building inspections, all of which are considered prior to reaching the following evaluations. Values for the respective properties are as follows:

Juarez, Mexico

Plant No. 43 (904,000 sq. ft.)
------------

Improvements:                      $17,577,000  ($3.50 psf net rental rate @18% cap rate)
Additional Land:                   $ 4,300,000  (25 acres at $3.95 psf)
                                   -----------
Total Juarez Value:                $21,877,000  ($24.20 psf)
                                   ===========


Chihuahua, Mexico


Plant No. 11 (55,087 sq. ft.)
------------

Total Value:                       $1,220,000  ($4.00 psf nnn @18% cap rate)
                                   ==========
Plant No. 14 & 14A
------------------
(192,299 sq. ft.)                  These buildings are viewed as a package and priced together.

Improvements:                      $4,250,000  ($4.00 are @18% cap rate)
Land:                              $  500,000  (3 acres @$4.00 psf rounded down to $500,000)
                                   ----------

Total Chihuahua, Mexico Value:     $4,750,000
                                   ==========

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                                                               Executive Summary
                                                                     Page 2 of 3

Reynosa, Mexico

General Note:                 For the cap rate from was increased 18% to 20% this market because of the requirement by any potential Buyer/User to
                              use union labor.

Plant No. 12 (454,000 sq. ft.)
------------

Total Value:                        $ 9,080,000  ($4.00 psf nnn @20% cap rate)
                                    ===========

Plant No. 13 (222,000 sq. ft.)
------------

Total Value:                        $ 4,440,000  ($4.00 psf net rent @20% cap rate)
                                    ===========

Improvements:                       $17,577,000  ($3.50 psf net rental rate @8% cap rate)
Additional Land:                    $ 4,300,000  (25 acres at $3.95 psf)
                                    -----------
Total Juarez Value:                 $21,877,000
                                    ===========

Plant No. 27 (221,000 sq. ft.)
------------

Total Value:                        $  4,420,000  ($4.00 psf net rent @20% cap rate)
                                       =========


Plant 12A & 26 (224,000 sq. ft.)
--------------

                                    We have combined these plants because of their
                                    layout and walk way connections.  We expect them to be
                                    sold as a package.

Improvements:                       $  4,880,000    ($4.00 psf net rental rate @20% cap rate)
Additional Land:                    $    653,400    ($1.00 psf for 15 additional acres)
                                       ---------
Total Value:                        $  4,533,400
                                       =========


Plant No. 13A  (66,500 sq. ft.)
-------------

Total Value:                        $  1,330,000    ($4.00 psf net rental rate @20% cap rate)
                                       =========

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                                                               Executive Summary
                                                                     Page 3 of 3


Matamoros


The asset quality and business environment for the Matamoros properties is less desirable then others in the portfolio. As a result, capitalized rental rates and overall values are lower than those assigned to other properties. In addition, Plant No. 14A and 14W are vacant and in below average condition. Our discussions of value reflect a Buyer/User for the existing assets in addition to land value for redevelopment. The subjects location is very close to a border crossing in a mature area a long major artery, CALLE REP.De CUBA. We have received an initial offer of $780,000 and believe there is room for an increase. The overall estimated value is $1,000,000 for both properties which reflects $5.75 per sq. ft. land price and a $18.00 per sq. ft. improvement price, both of which seem reasonable.


Plant No. 14
------------

Improvements:        $  2,120,000    ($3.00 psf net rental rate @20% cap rate)
                        =========
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                           Zenith Mexican Portfolio

                               Table of Contents

Executive Summary.......................................Section I

Mexican Portfolio Real Estate Company
Investigations/Conclusions..............................Section II

Property Descriptions/Inspection
Comments - Juarez.......................................Section III

Property Descriptions/Inspection
Comments - Chihuahua....................................Section IV

Property Descriptions/Inspection
Comments - Reynosa......................................Section V

Property Descriptions/Inspection
Comments - Matamoros....................................Section VI


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                               Executive Summary

Summary of
Assignment:              Insignia/ESG ("ESG") has been asked by Zenith
                         Electronics Corporation ("Zenith") to do an investigation and make a recommendation as to how ESG would approach and execute the disposition of the Zenith Mexican real estate portfolio, hereinafter the "Portfolio". The Portfolio consists 13 properties with over 2.4mm square feet in four different Mexican cities.

Summary of
Approach:                ESG's approach is to work with the most qualified
                         person/firm in each market, utilizing their expertise.
                         A partnership will be established with each firm where
                         ESG representatives will coordinate the sale activities, police quality and maintain consistency between firms. ESG representatives will also be the single point of contact for Zenith representatives through which all activities will be coordinated.
                         This approach results in substantial time savings and efficiencies for Zenith representatives.

Partnership
Recommendations:         Ciudad Juarez - Plant #43: Mr. Bob Duncan, President,
                         -------------------------
                         InterAmerica Property Company, 945 South Mesa Hills
                         Drive, El Paso, Texas 79912.

                         Chihuahua - Plant #'s 4, 4A, & 11: Mr. Andres Sandoval,
                         ---------------------------------
                         Best/White LLC, P.T. de la Republica 3304, Suite 402, 32330 Cd. Juarez, Chih. Mexico. 011-52-16-29-1111

                         Reynosa - Plant #'s 12, 12A, 13, 13A, 26 & 27: Bryan
                         ---------------------------------------------
                         Cook, 1203 Cardinal Ave., McAllen, TX., 78504, (958) 838-8948

                         Matamoros - Plan #'s 14, 14A1, & 14A2: Bryan Cook,
                         -------------------------------------
                         1203 Cardinal Ave., McAllen, TX., 78504, (958) 838-8948

Commissions &
Fees:                    The sale commission structure will be as follows:
                         Sale Price $15 mm and higher:         3%
                                    $ 2 mm to $14.9 mm       4.5%


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                                        $ 0       to $ 1.9mm       Market

                              -Co-brokerage incentives are included in these amounts.
                              -Legal fees to close the transaction, excluding environmental legal work are included in these amounts.
                              -All marketing for the disposition are included in these amounts.

Timing:                       Juarez:             6 - 12 months*
                              Chihuahua:          6 - 12 months
                              Reynosa:            8 - 14 months
                              Matamoros:          No estimate

                              * There will be limited number of initial prospects for the facility in Juarez because of its size. To the extent a buyer is not forthcoming within this group, time to disposition could be increased substantially.

General Market
Comments:                     Based on discussions with local firms, Juarez,
                              Chihuahua and Reynosa are all healthy markets with continuing demand. Chihuahua is the weakest of these three due to its interior location and the dilution of advantages to US companies being near the border, however we still expect buyer interest.

                              Matamoros is the most difficult of the four markets. It is one of the original "Maquiladora" towns and has gained a reputation for having the highest incidence of environmental problems and the oldest buildings. Fortunately is contains the smallest amount of square footage within the portfolio.


Desirable Building
Sizes: The most desirable space sizes for tenants in all of the relevant markets range from 50,000 square feet to 150,000 square feet. This range constitutes 7 of the 13 properties in the Zenith portfolio and approximately 28% of the square footage. With the exception of the two small vacant properties in Matamoros, the balance of properties range from 182,000 sf to 419,000 sf not counting the Juarez facility that has 907,000 sf. We expect properties in the desirable size range to sell first.

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                     Mexican Portfolio Real Estate Company
                          Investigations/Conclusions

Approach:
--------

We developed the following comprehensive list of referrals and firm relationships to create a foundation from which to evaluate companies with the personnel, expertise and experience for the disposition of assets in the respective Mexican cities. Our goal is to identify all possible qualified parties and proceed with qualifying phone conversations and interviews to determine their interest and ability.

The search was narrowed substantially by follow up and discussions with the respective parties. In many instances, candidates eliminated themselves for geographic or transaction type reasons. The following names represent the comprehensive list and the status of each.

Nick Criss - The
----------------
Staubach Company:        Nick has invested a number of years in Mexico. His is
----------------
                         also an avid speaker on the subject. His focus is mostly tenant representation, but disposition work is within his scope of services. He was referred by David
                         O'Donnell.

                         Status: We spoke to Mr. Criss by phone, who is based in Mexico city. He did not think that his coverage of the required markets was sufficient to suit our needs. He, along with an attorney friend of Insignia, Andreas Ochoa, recommended Jon Best of Best/White for this assignment.

Rex Maingot - Bermudez
----------------------
Bingswinger:             We worked with Mr. Maingot breifly in the course of
-----------
                         preparing the initial Zenith board presentation. In addition, Mr. Maingot was referred to us by David
                         O'Donnell. They have a recognizable presence in Juarez, Dallas and Chihuahua.

                         Status: We have not pursued them as a partner for this assignment. We were informed that the Bermudez family is

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                         one of the largest owner developers of industrial
                         properties in the Juarez market, creating a potential conflict of interest.


John K. Best -
--------------
Best/White:              They are an industrial real estate firm that focuses
-----------
                         exclusively on border and Mexican markets. They have offices in Juarez, El Paso, Harlingen and Monterrey with one planned for McAllen, TX. Their personnel includes several professionals who have lived in Mexico and have worked on Mexican real estate transactions for several years.

                         Status: We are recommending them for properties in Chihuahua. See the "Recommendations" section of this report.


Bob Duncan -
------------
Inter America:           InterAmerica focus's primarily on industrial
--------------
                         transactions. They office in El Paso and have a very good reputation. Their focus is primarily tenant representation, but have done some substantial disposition and development brokerage.

                         Status: We are recommending him for the Juarez facility. See the "Recommendations" section of this report.


Enrique Portillo
----------------
Almuina - Cushman
-----------------
& Wakefield:             Enrique runs the office in Ciudad Juarez and has an
------------
                         excellent reputation. He is a Mexican resident with the backing of the Cushman & Wakefield Organization. He was a referral by Mr. Mark Robinson of Insignia's Dallas office and Mr. David O'Donnell. Several others recognize him as very capable.

                         Status: We consider Mr. Alum a qualified candidate and have talked with him on the phone several times. He was unable to meet with during our trip to Mexico the week of March 23, but sent information to our attention in Chicago. Because we met other good candidates for the Juarez assignment, our current plans are to view him as a backup.

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Ernie Williams -
----------------
Cambridge Properties:    Mr. Williams was a referral from Mr. Mike Allen of the
---------------------
                         McAllen Economic Development Corporation in McAllen,
                         TX. He focuses on industrial transactions, both lease and sale along the border and throughout the Valley.

                         Status: After conceptual discussions regarding the assignment, he concluded that it was not a good fit and that the service they could provide would be below that which is required for a good job. His expertise and experience is almost exclusively on the U.S. side of the border.


Bryan Cook:              Mr. Cook was recommended by Ernie Williams of Cambridge
-----------
                         Properties, Bob Duncan of InterAmerican and Mr. Nick
                         Criss of Staubach. His office is in McAllen and his experience is focused almost exclusively on industrial dispositions in Reynosa.

                         Status: We are recommending him for the Reynosa and Matamoros properties, contingent on checking references and resources. See Recommendations Below:

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Recommendations By Market:
--------------------------

Ciudad Juarez-
--------------
Plant #43:               Mr. Bob Duncan, InterAmerica Property Company: We met
----------               ----------------------------------------------
                         with Mr. Duncan on Tuesday, March 24/th/, 1998 in his office in El Paso, Texas. He is formally a CB
                         Commercial broker that focused on the Oakbrook, IL.
                         market. He moved to El Paso over 5 years ago and has focused on industrial leasing, sales and development since that time. He has spent substantial time in Mexico as his mother is from there. He presented materials for our review prepared for other deals on which he has worked that were of the quality we expect
                         (institutional). He has also done several large transactions similar in size to the subject.

Chihuahua-
----------
Plants #4, 4A, 11:       Mr. Andreas Sandoval, Best/White L.L.C.: We met with a
------------------       ----------------------------------------
                         majority of the personnel from the Best/White offices, including Juarez, Harligen and El Paso on Tuesday March
                         24/th/, 1998. While we found that expertise between their offices ranged widely, the group forming the core of the company in Juarez and El Paso seemed strong. The gentleman that covers Chihuahua, Mr. Sandoval, who is officed in Juarez, was born and raised in Chihuahua and seemed to have the expertise to perform within that market place. In addition, the firm has resources and depth to aid in that effort.

Reynosa &
---------
Matamoros-
----------
Plants #12, 12A
---------------
13, 13A, 26, 27, 14
-------------------
14A1 & 14A2:             Mr. Bryan Cook, 1203 Cardinal Ave., McAllen, TX. 78504:
------------             ------------------------------------------------------
                         Mr. Cook was born and raised in McAllen and specializes in industrial property sales in Reynosa. He is a sole proprietor who has probably sold more industrial buildings in Reynosa than any other individual. He was recommended by three people and is well versed in Mexican real estate transactions. We have talked several times on the phone and called several references, all of whom were very

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               positive. Comments were consistently complementary with regard to his ability to execute sale transactions in Mexico, his knowledge of players in the Reynosa market, his integrity and his motivation.

General:       In all transactions we will encourage co-brokerage and
-------
               cooperation with the other brokers in the market to maximize market exposure.

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                  Property Description & Inspection Comments
                  ------------------------------------------
                                 Ciudad Juarez
                                 -------------

Plant #43
---------

Comments:           We toured the facility on Tuesday, March 24, 1998 with Jose
                    Lerma of Zenith. Plastic injection molding, assembly and wood working for T.V. cabinets are the main operations performed in the plant. The building is currently approximately 50% utilized/occupied, the balance of which is unused and empty. It is the largest industrial building in the portfolio and one of the largest in the market with a total of 907,000 sf. Roof mounted evaporitive cooling systems and the related duct work compromise otherwise attractive ceiling heights of 22 to 25 feet in the warehouse area. A portion of the 76 acre site is natural for an additional and separate development. We were advised during our meeting with Best/White that there would be demand for that parcel separate from the building and that land in general was trading for $4.00 to $5.00 psf. Its condition is average to good. The roof is original. Modern facilities built for a similar purpose place evaporative cooling systems on the ground and pipe through the side walls for easier maintenance and reduced roof traffic. The market is healthy with investor and user buyers.

Basic Statistics:   Size:               907,000 sf
                    Slab thickness:     6 inches
                    Bay Area:           39' - 4" x 49' - 2"
                    Built:              1984/85 additions in 1987 & 1991
                    Dock Doors:         39 all with levelers
                    Ceiling Heights:    22' to 25' Warehouse
                                        16' to 19' Manufacturing area
                                        Clear heights are lower due to duct
                                        work.


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             Property Description & Inspection Comments Chihuahua
             ----------------------------------------------------

Plant #4
--------

Comments:                We toured the facility on Wednesday, March 25, 1998
                         with Mr. Bob Kohler of Zenith. Cable box manufacturing, upgrading and repair comprise the major operations here. The plant is adjacent to plant 4A, separated only by a common alley. Fire protection for all three
                         Chihuahua buildings is from a common system with large water tanks shown on the plan. The building is on the CAD system in Chicago, a positive for providing detail to potential purchasers. The subject is about 15 years old, however there were new roofs on all of the buildings (4, 4A and 11) in 1993. Other building features reflect its age however. Ceiling heights are low compared to current market standards and evaporative cooling systems are roof mounted. Full air conditioning in office areas and compressed air systems throughout the building are nice features on the positive side. Property data indicates that the land parcel consists of 16 acres including land for Plant
                         4A. There is a soccer field, basketball courts, children's play ground areas and two additional small buildings on this parcel. One of the buildings is a 9,200 sf warehouse of metal construction with no major building systems like sprinklers or compressed air. It is used for storing low value packing materials. There is potential for additional development on the recreational areas. Even though Plant 4 and 4A are currently integrated in their operation, we believe they could be sold separately if desired. Discussions with a local real estate expert indicated that the market was healthy and that there would be demand for the buildings.

Basic Statistics:            Size:                 141,546 sf main
                                                   9,200 sf warehouse
                                                   3,100 sf work shop
                             Slab thickness:       4.5 inces
                             Bay Area:             49'- 3" x 25'- 3"
                             Built:                1982
                             Dock Doors:           2 with levelers
                             Ceiling Heights:      19' to 25' 4" at peak


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Plant #4
--------

Comments:                We toured the facility on Wednesday, March 25, 1998
                         with Mr. Bob Kohler of Zenith. The building is used for bulk storage to aid the cable box manufacturing, upgrading and repair operations in Plant #4. It is adjacent to Plant #4, separated by a common alley. Fire protection for all three Chihuahua buildings is from a common system with large water tanks shown on the plan.
                         The building is on the CAD system in Chicago, a positive for providing detail to potential purchasers.
                         The subject is about 11 years old and in average condition, however there were new roofs on all of the buildings (4, 4A and 11) in 1993. Other building features reflect its age however. Ceiling heights are low compared to current market standards and evaporative cooling units are roof mounted. Property data indicates that the land parcel consists of 16 acres including land for Plant 4. There is a soccer field, children's playground area, basketball courts and two additional small maintenance buildings on this parcel directly behind the subject. There is potential for additional development on these recreational areas.
                         Even though Plant 4 and 4A are currently integrated in their operation, we believe they could be sold separately if desired. Discussions with a local real estate expert indicated that the market was healthy and that there would be demand for the buildings.

Basic Statistics:        Size:                 50,000 sf
                         Slab thickness:       6.0 inces
                         Bay Area:             49'- 11" x 24' - 7"
                         Built:                1989
                         Dock Doors:           5
                         Ceiling Heights:      14' at eaves to 25' at peak

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Plant #11
---------

Comments:           We toured the facility on Wednesday, March 25, 1998 with Mr.
                    Bob Kohler of Zenith. The building is used as the service, repair and upgrade center for cable TV boxes. It is across the street from Plants 4 and 4A. Fire protection is provided by the same sprinkler system as for buildings 4 and 4A with water provided by underground pipes. The building is on the CAD system in Chicago, a positive for providing detail to potential purchasers. The subject is about 12 years old and in average condition, however there were new roofs on all of the buildings (4, 4A and 11) in 1993. Other building features reflect its age however. Ceiling heights are low compared to current market standards and evaporative cooling units are roof mounted. There is compressed air throughout the building. The subject does not share a site with the other Chihuahua buildings. Discussions with a local real estate expert indicated that the market was healthy and that there would be demand for the buildings.


Basic Statistics:   Size:               54,140 sf
                    Slab thickness:     6.0" inches
                    Bay Area:           25'- 3" x 73'- 9"
                    Built:              1985
                    Dock Doors:         6
                    Ceiling Heights:    12' 0" lowest, 20' highest

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                  Property Description & Inspection Comments
                  ------------------------------------------
                                    Reynosa
                                    -------

Plant #12
---------

Comments:           We toured the facility on Wednesday, March 26, 1998 with Mr.
                    Fernando Sio of Zenith. TV chassis and final assembly are performed at this facility. It is the second largest plant in the Mexican portfolio with approximately 454,000 sf. The building was purchased in 1977 and expanded several times.
                    The entire facility is air conditioned (not evaporative), a positive compared to similar buildings. It seemed to be in generally good condition with no recent major capital improvements noted in our discussions. The building also seemed fully utilized. Ceiling heights are low in certain areas. The subject is connected via walkway to both Plants
                    #27 and #13. The grounds and exterior were well maintained.
                    Based on conversations with the firms with whom we met, the market in Reynosa is strong with well capitalized investors such as First Industrial and Security Capital expressing interest in such facilities. The building is also on CAD.


Basis Statistics:   Size:               454,000 sf per Mr. Sio.
                    Slab thickness:     5 - 6" inces
                    Bay Area:           32' - 9" x 89' - 10"
                    Built:              Purchased in 1977
                    Dock Doors:         27 most with levelers
                    Ceiling Heights:    11' to 29' 10" at peak

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Plant #13
---------

Comments:           We toured the facility on Wednesday, March 26, 1998 with Mr.
                    Fernando Sio of Zenith. This is the component manufacturing area for television production purchased in 1980 according to Mr. Sio. Completed components are transferred to and from plant #12 to which the subject is connected via enclosed bridge or suspende walkway. There have been several additions including a large, high ceiling warehouse addition that increased the square footage total to approximately
                    340,000 sf pursuant to Mr. Sio's best estimate, which is substantially higher than the 182,243 in our documents.
                    Large portions of the area have low ceiling heights of 12 feet however the warehouse addition mentioned above was designed for vertical racking and has ceiling heights up to 45'. General Electric has a facility across the street that manufactures electric motors. They would be a logical candidate to approach with regard to any sale. In general the building seemed well maintained. It is on the CAD system.





Basic Statistics:   Size:               340,000 sf per Mr. Sio.
                    Slab thickness:     4" inches old portion, we believe
                                        6" in new area.
                    Bay Area:           32' - 9" x 49' - 6"
                    Built:              Purchased in 1980
                    Dock Doors:         11 most with levelers
                    Ceiling Heights:    12' to 45' at peak


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Plant #13A
----------

Comments:                      We toured the facility on Wednesday, March 26,
                               1998 with Mr. Fernando Sio of Zenith. This is vacant and sometimes low use building. It remains locked with a guard. There is no regular daily activity here. The building is fully sprinklered with a compressed air system throughout. The exterior is in reasonably good condition. The office spaces are air conditioned. We are not sure of its age, however the site plan has a date of 1986. Ceiling heights are low and range from 12' 8" to 20' 3". The slab is thin at 4". The facility is not connected to the others however it is just down the street from plants #26 and #12-A. The subject is on the CAD system.

Basic Statistics:              Size:                    61,520 sf
                               Slab thickness:          4" inches
                               Bay Area:                32' - 9" x 66'
                               Built:                   1986 (Estimate)
                               Dock Doors:              3
                               Ceiling Heights:         12' 8" to 20' 3" at peak


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Plant #12A
----------

Comments:           We toured the facility on Wednesday, March 26, 1998 with
                    Mr. Fernando Sio of Zenith. The property serves as a warehouse facility for plant 12 a few blocks away. It is connected via covered walkway on grade to plant #26. There is compressed air throughout the facility and sprinklers.
                    The site for plant #12 and #26 is 32.27 acres total and includes substantial areas for expansion or additional stand alone development, both of which are attractive features in this market place. In addition, there is a natural gas line which runs along the canal near the subject. While it is currently not serving the property, we believe the potential to tap into this energy source is not available to many competing properties and provides an additional benefit to any potential purchaser. Condition overall was average. Like all of the Reynosa properties, the subject is on a CAD system.

Basic Statistics:   Size:                    141,400 sf
                    Slab thickness:          4" inches
                    Bay Area:                32'-9" x 50'
                    Built:                   1986 (Estimate)
                    Dock Doors:              15
                    Ceiling Heights:         14' 0" to 26' 7" at peak

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Plant #26
---------

Comments:           We toured the facility on Wednesday, March 26, 1998 with Mr.
                    Fernando Sio of Zenith. The property serves as the manufacturing facility for the module and magnetic components. It is connected via covered walkway at grade to plant #12A. There is compressed air throughout the facility and sprinklers. The site for plant #12 and #26 is 32.27 acres total and includes substantial areas for expansion or additional stand alone development, both of which are attractive features in this market place. In addition, there is a natural gas line which runs along the canal near the subject. While it is currently not serving the property, we believe the potential to tap into this energy source is not available to many competing properties and provides an additional benefit to any potential purchaser. Like plant
                    12A, the building condition is average and is on the CAD system.


Basic Statistics:   Size:               104,455 sf
                    Slab thickness:     6" inches
                    Bay Area:           32' - 9" x 50'
                    Built:              1986 (Estimate)
                    Dock Doors:         5
                    Ceiling Heights:    14' 0" to 23' 11" at peak


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PLANT #27
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Comments:           We toured the facility on Wednesday, March 26, 1998 with
                    Mr. Fernando Sio of Zenith. The property utilizes injection molding for production of TV chassis' along with painting facilities to complete finishes. It is a newer facility built in 1994/95 with a large warehouse component of approximately 50,000 sf. It is connected via suspended walkway to plant #12. The facility is well maintained and shows well from the street. It has its own power substation and air conditioning throughout (not evaporative cooling). The site plan shows room for expansion to the rear, an attractive feature for potential purchasers. Ceiling heights, floor thickness, and column spacing are all compatible with current market standards. From a physical standpoint, this is one of the nicer facilities in the portfolio.


Basic Statistics:   Size:                 219,000 sf
                    Slab thickness:       6" - 7" inches
                    Bay Area:             48' x 48'
                    Built:                1994/95
                    Dock Doors:           3
                    Ceiling Heights:      30' to 36' 5"




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                  Property Description & Inspection Comments
                  ------------------------------------------
                                   Matamoros
                                   ---------

Plant #14
---------

Comments:           We toured the facility on Wednesday, March 26, 1998 with Mr.
                    Bob Kohler of Zenith. The facility is two stories with two separate and distinct operations. The first floor is dedicated to the production of the picture tube "guns" while the second floor is dedicated to the production of remote controls for televisions. The building is old compared to the rest of the portfolio (1971) and is extremely compartmentalized into small rooms, mostly by concrete block demising walls. Adaptation to another manufacturer would be difficult. Ceiling heights are low (13' to 18') and the floor slab is thin at 4". The roof was treated with an overlay approximately three years ago that came with a 10 year warranty. The building itself showed its age. We learned from the tour that the entire gun manufacturing process in completed here and that approximately 50% of the units they produce are sold to Sony and Panasonic. Of all the facilities we inspected, this one seemed the most logical as a sale on the basis of a going concern with logical buyers being Sony, Panasonic or other tube manufactures. The quality of the picture tube guns produced here are supposedly very high as well.


Basic Statistics:   Size:               141,191 sf
                    Slab thickness:     4" inches
                    Bay Area:           20' x 25'
                    Built:              1971
                    Dock Doors:         4
                    Ceiling Heights:    13' 11" to 18'

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Plant #14A1 & 14A2
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Comments:           We toured the both buildings on Wednesday, March 26, 1998
                    with Mr. Bob Kohler of Zenith. Neither facility has been used for 6 to 7 years. They are in tough shape. One building has no air conditioning while the other has vandalized units. Condition of all building systems is questionable. They are the poorest of the properties in the portfolio, fortunately they are the smallest as well.

Basic Statistics:   Size:               23,278-14A1
                                        31,972-14A2
                    Slab thickness:     4" inches
                    Bay Area:           27' 4" x 39' 4"
                    Built:              Not specified
                    Dock Doors:         1-14A1
                                        2-14A2
                    Ceiling Heights:    13' 11" to 18'

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                   Corporate Information on Recommendations


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